

March 18, 2013

Via E-mail
Arturo Tagle Quiroz
Chief Executive Officer
Bank of Chile
Paseo Ahumada 251
Santiago, Chile

>　**Re:**　**Bank of Chile**
>　　　**Form 20-F for Fiscal Year Ended December 31, 2011**
>　　　**Filed April 26, 2012**
>　　　**Responses dated October 18, 2012 and January 25, 2013**
>　　　**File No. 001-15266**

Dear Mr. Quiroz:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 18. Financial Statements

Note 40. Risk Management, page F-110

(1)(c) Introduction – Measurement Methodology, page F-112

1. We note your responses to prior comment 23 and that supplementary provisions were required as a result of the Board review of the Chilean GAAP allowance sufficiency test. Please address the following:

- Tell us whether the sufficiency test of the Chilean GAAP allowance and the related review by the Board has resulted in supplementary provisions for the IFRS allowance. If so, tell us the amount of the supplemental provisions for the last three years. If not, confirm that you would adjust your IFRS allowance based on the results of the sufficiency test and the Board review if the underlying reason for the supplemental provision under Chilean GAAP was also an input or model used in your IFRS allowance methodology.

- If supplemental provisions were required under IFRS based on the Board review of the allowance sufficiency test, tell us whether the IFRS allowance disclosed in your Form 20-F for the last three years is before or after the Board identified supplemental provisions.

(2)(f) Credit Risk – Credit Quality by Asset Class, page F-120

2. We note your response to prior comment 26 and that the disclosure on page F-122 represents loans in the entire portfolio that are between one to 89 days overdue and as of December 31, 2011 the total amount of such overdue loans was CH$137.9 million. We further note similar disclosure for your entire loan portfolio under IFRS on page 77 whereby you disclose total loans overdue one to 89 days of Ch$1,463,837 million. Please reconcile the difference between loans one to 89 days overdue as disclosed on pages 77 and F-122 and revise your disclosure in future filings accordingly.

You may contact Lindsay McCord at (202) 551-3417 or Angela Connell at (202) 551-3426 if you have any questions.

Sincerely,

/s/ Angela Connell for

Suzanne Hayes
Assistant Director